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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of November 2002

                           NATIONAL CONSTRUCTION INC.
                           --------------------------
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                              Form  20-F  xxx    Form  40-F  ___
                                                          ---

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.                                         Yes                No  xxx
                                                                     ---

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

November  2002  Information
---------------------------

          1. November information- "National Construction Inc. Enters into Loan Agreement".


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc.--  SEC File No.  0-27144
               ---------------------------------------------------
                                  (Registrant)

Date:  December  10,  2002      By:  _________________________________
                                     Ian G. Wetherly, Chief Financial Officer

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NATIONAL  CONSTRUCTION  INC.  ENTERS  INTO  LOAN  AGREEMENT

17:44  EST  Wednesday,  November  13,  2002

BROSSARD, QUEBEC--NATIONAL CONSTRUCTION INC. (the "Corporation" or "National") (TSX Venture: NAT) (OTCBB: NATS) announces it has entered into a loan agreement with an arms length business party and a loan agreement with Ambrooke Holdings Inc. and Bradley D. Griffiths, the principal shareholders of the Corporation to lend the Corporation CDN$2,000,000 (the "Loans"). The Loans are repayable on demand and bear interest at 10%.

The proceeds from the Loans will be used to repay $750,000 outstanding to the Quebec Construction Commission, for the payment of outstanding deductions at source, and for general working capital purposes. The Loans are secured by a general security agreement against the Corporation and its wholly-owned subsidiary. The existing loan facility with Standard Mercantile Bancorp has been repaid in full.

About  National  Construction  Inc.

National is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National and the National subsidiaries also provide maintenance services for operating facilities in the petrochemical industry.

National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc., all of which are wholly-owned by National.

National offers its services in three separate divisions, consisting of conventional construction services, turnkey & special projects, and plant maintenance.

FOR FURTHER INFORMATION PLEASE CONTACT: Ian G. Wetherly, Chief Financial Officer, (450) 444-2405 x241, Neither the TSX Venture Exchange or the NASDQ OTC Bulletin, Board have reviewed and do not accept responsibility for the, adequacy or accuracy of this press release.

(c) 2002  CCNMatthews

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